ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held June 20–23, 2016, the Board of Trustees of John Hancock Investment Trust II (the “Trust”) approved the addition of Class I shares for each of John Hancock Financial Industries Fund and John Hancock Regional Bank Fund, each a series of the Trust.